UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 25)*

AutoZone, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

053332102

(CUSIP Number)

John G. Finley, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053332102

1.	Names of Reporting Persons ESL Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,073,563

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,073,563

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,928,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.27%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 053332102

1.	Names of Reporting Persons ESL Institutional Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 71,771

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 71,771

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,928,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.27%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 053332102

1.	Names of Reporting Persons ESL Investors, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,003,476

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,003,476

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,928,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.27%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 053332102

1.	Names of Reporting Persons Acres Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,875,557

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,875,557

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,928,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.27%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 053332102

1.	Names of Reporting Persons RBS Investment Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 71,771

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 71,771

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,928,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.27%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 053332102

1.	Names of Reporting Persons RBS Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,937,364

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 16,937,364

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,928,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.27%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 053332102

1.	Names of Reporting Persons ESL Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,884,692

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 22,884,692

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,928,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.27%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 053332102

1.	Names of Reporting Persons Edward S. Lampert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,928,783

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 22,928,783

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,928,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.27%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 25 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoZone, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 25 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), Acres Partners, L.P., a Delaware limited partnership (“Acres”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”) and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Partners, Institutional, Investors, Acres, RBSIM, RBS, Investments and Mr. Lampert are collectively defined in this Amendment as the “Filing Persons.”  Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment No. 25 to report that on April 15, 2008, Theodore W. Ullyot, who serves on the Board of Directors of the Issuer, resigned as Executive Vice President and General Counsel of Investments.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)           This Schedule 13D is being filed by a group consisting of the Filing Persons. Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the “ESL Investments Directors and Officers”). Other than the ESL Investments Directors and Officers, there are no persons or corporations controlling or ultimately in control of Investments.

(b)           The principal place of business of each of the Filing Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

(c)           RBS is the general partner of Partners and the managing member of Investors. Investments is the general partner of each of RBS and Acres and the manager of RBSIM. RBSIM is the general partner of Institutional. Mr. Lampert is the sole stockholder of Investments.

The principal business of each of Partners, Institutional, Investors and Acres is purchasing, holding and selling securities for investment purposes. The principal business of RBS is serving as the general partner of Partners and the managing member of Investors. The principal business of RBSIM is serving as the general partner of Institutional. The principal business of Investments is serving as the general partner of each of RBS and Acres and as the manager of RBSIM. Mr. Lampert’s principal business is serving as the Chairman, Chief Executive Officer and Director of Investments.

(d)-(e)     During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)            Partners, Institutional, Investors, Acres, RBSIM, RBS, Investments are organized in Delaware, and Mr. Lampert is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

In open market purchases on April 15, 2008 and April 17, 2008, ESL acquired an aggregate of 74,802 shares for aggregate consideration of approximately $8,996,253 using working capital.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Filing Persons purchased the Shares reported herein as part of their ordinary course investment activities and intend to review on a continuing basis their investment in the Issuer. Depending on their review and evaluation of the business and prospects of the Issuer and the price level of the Shares, or such other factors as they may deem relevant, the Filing Persons may acquire additional Shares; may sell all or any part of their Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933; may distribute Shares to various of their partners or may engage in any combination of the foregoing. Subject to applicable law, the Filing Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the Filing Persons may pursue will depend upon a variety of factors, including without limitation, current and  anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Filing Persons, general stock market and economic conditions, tax considerations and other factors.

On April 15, 2008, Theodore W. Ullyot, who serves on the Board of Directors of the Issuer, resigned as Executive Vice President and General Counsel of Investments.

As a result of the Filing Persons’ ongoing review and evaluation of the business, the Filing Persons may continue to communicate with the Board of Directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board of Directors to create stockholder value and may from time to time suggest potential directors who may or may not be employees of the Filing Persons.

Other than as described in this Item 4, none of the Filing Persons, nor, to the knowledge of each Filing Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Filing Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 22,928,783 Shares (which represents approximately 36.27% of the 63,220,066 Shares outstanding as of February 29, 2008, as disclosed in the Issuer’s last quarter report on Form 10-Q).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	22,928,783	(1)	36.27%	13,073,563		0	13,073,563		0
ESL Institutional Partners, L.P.	22,928,783	(1)	36.27%	71,771		0	71,771		0
ESL Investors, L.L.C.	22,928,783	(1)	36.27%	3,003,476		0	3,003,476		0
Acres Partners, L.P.	22,928,783	(1)	36.27%	5,875,557		0	5,875,557		0
RBS Investment Managment, L.L.C.	22,928,783	(1)	36.27%	71,771	(2)	0	71,771	(2)	0
RBS Partners, L.P.	22,928,783	(1)	36.27%	16,937,364	(3)	0	16,937,364	(3)	0
ESL Investments, Inc.	22,928,783	(1)	36.27%	22,884,692	(4)	0	22,884,692	(4)	0
Edward S. Lampert	22,928,783	(1)	36.27%	22,928,783	(1)	0	22,928,783	(1)	0

(1)           This number consists of 13,073,563 Shares held by Partners, 71,771 Shares held by Institutional, 3,003,476 Shares held in an account established by the investment member of Investors, 5,875,557 Shares held by Acres, 860,325 Shares held by RBS, 22,150 Shares held by Mr. Lampert and 21,941 Shares held by the Edward and Kinga Lampert Foundation, of which Mr. Lampert is a trustee.

(2)           This number consists of 71,771 Shares held by Institutional.

(3)           This number consists of 13,073,563 Shares held by Partners, 3,003,476 Shares held in an account established by the investment member of Investors and 860,325 Shares held by RBS.

(4)           This number consists of 13,073,563 Shares held by Partners, 71,771 Shares held by Institutional, 3,003,476 Shares held in an account established by the investment member of Investors, 860,325 Shares held by RBS and 5,875,557 Shares held by Acres.

(c)           Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons since April 14, 2008, the date of the last Amendment on Schedule 13D by the Filing Persons.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2008

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., as its managing member

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey
Title: Chief Financial Officer

ACRES PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey
Title: Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey
Title: Chief Financial Officer

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTMENTS, INC.

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey
Title: Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert
Edward S. Lampert

SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 200 Greenwich Avenue, Greenwich, CT 06830. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship

Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States

William C. Crowley	President and Chief Operating Officer	United States

Adrian J. Maizey	Chief Financial Officer	United Kingdom and South Africa

ANNEX A

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTOZONE, INC.

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share

ESL Partners, L.P.	4/15/2008	open market purchase	620	$117.64

ESL Partners, L.P.	4/15/2008	open market purchase	1,402	$117.65

ESL Partners, L.P.	4/15/2008	open market purchase	400	$117.7

ESL Partners, L.P.	4/15/2008	open market purchase	200	$117.73

ESL Partners, L.P.	4/15/2008	open market purchase	100	$117.74

ESL Partners, L.P.	4/15/2008	open market purchase	1,600	$117.75

ESL Partners, L.P.	4/17/2008	open market purchase	100	$119.26

ESL Partners, L.P.	4/17/2008	open market purchase	100	$119.27

ESL Partners, L.P.	4/17/2008	open market purchase	7,400	$119.3

ESL Partners, L.P.	4/17/2008	open market purchase	1,300	$119.99

ESL Partners, L.P.	4/17/2008	open market purchase	100	$120.11

ESL Partners, L.P.	4/17/2008	open market purchase	3,405	$120.24

ESL Partners, L.P.	4/17/2008	open market purchase	1,500	$120.41

ESL Partners, L.P.	4/17/2008	open market purchase	1,300	$120.42

ESL Partners, L.P.	4/17/2008	open market purchase	8,000	$120.46

ESL Partners, L.P.	4/17/2008	open market purchase	27,500	$120.5

ESL Partners, L.P.	4/17/2008	open market purchase	200	$120.51

ESL Partners, L.P.	4/17/2008	open market purchase	1,900	$120.52

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share

ESL Partners, L.P.	4/17/2008	open market purchase	3,300	$120.55

ESL Partners, L.P.	4/17/2008	open market purchase	100	$120.59

ESL Partners, L.P.	4/17/2008	open market purchase	100	$120.6

ESL Partners, L.P.	4/17/2008	open market purchase	296	$120.68

ESL Partners, L.P.	4/17/2008	open market purchase	6,399	$120.71

ESL Partners, L.P.	4/17/2008	open market purchase	4,495	$121.06

ESL Partners, L.P.	4/17/2008	open market purchase	900	$121.08

ESL Partners, L.P.	4/17/2008	open market purchase	200	$121.09

ESL Partners, L.P.	4/17/2008	open market purchase	1,018	$121.1

ESL Partners, L.P.	4/17/2008	open market purchase	867	$121.21